WGLD
LISTED
NYSE

wShares
by Wilshire Phoenix

Wilshire wShares Enhanced Gold ETF

# A New Way to Invest in Gold™

## Frequently Asked Questions (FAQs) about WGLD

### What is the Wilshire wShares Enhanced Gold ETF (the "Fund" or ticker: "WGLD")?

WGLD seeks to closely reflect the performance of the Wilshire Gold Index (the "Index") less the Fund's liabilities and expenses. The Index rebalances physical gold and cash on a monthly basis utilizing a passive, rules-based system that adapts to certain market conditions within gold and US equity markets (the "S&P 500®").

The Index's purpose is to seek to outperform a stand-alone investment in gold and reduce it's risk profile without the use of any futures, leverage, or derivatives.

### How is WGLD's strategy different from other gold ETFs?

Most other gold ETFs currently available only provide exposure to gold, gold futures or employ intricate strategies coupled with derivatives. In contrast, the Index seeks to outperform a stand-alone investment in gold and reduce its risk profile without the use of any complex derivatives, futures, or leverage. WGLD achieves its investment objective by utilizing innovative technology embedded in the Index that systematically adapts to certain market conditions and rebalances the Fund's only assets, which are physical gold and cash.

### What is realized volatility, and how does that differ from the CBOE's Volatility Index (the "VIX")?

The VIX is calculated by utilizing a multifaceted formula to derive expected volatility by averaging the weighted prices of out-of-the-money put and call option derivative instruments on the S&P 500®. The mathematics and accompanying explanations behind the VIX are complex, taking up most of a 15-page white paper published by the CBOE.

WGLD utilizes realized volatility in its strategy, which measures the level of price movements (up or down), relative to the average price movements of a given asset over a defined historical time period.

### How does the Index methodology work?

Generally, WGLD's Index uses a 45-day period (the "Prior Period") to measure the realized volatility of the price of gold and the S&P 500® to determine the Fund's monthly allocation between physical gold and cash.

- If the price of gold experiences greater realized volatility vs. the Prior Period, the physical gold holdings will decrease, and the cash holdings will increase
- If the price of gold experiences less realized volatility vs. the Prior Period, the physical gold holdings will increase, and the cash holdings will decrease
- If the S&P 500® experiences heightened realized volatility during any Prior Period, the physical gold allocation would increase further to maintain gold's correlative benefit to equities

The Index's allocation to physical gold is capped at 100% and has a floor of 50%. When the allocation to physical gold is less than 100%, the Index's remaining assets will be held in cash. For example, if the Index's allocation to physical gold in any given month is 82.4%, the cash allocation would be 17.6%.

This is only a summary of certain aspects of the Index methodology. For a fuller description of the Index methodology, see the section of the Fund's prospectus entitled "Description of the Index".

### What are the expenses of the Fund?

The Sponsor's Fee is an annualized rate of 65 basis points (0.65%) of the Fund's net asset value. The following ordinary and recurring fees of the Fund will be paid by the Administrator out of the Sponsor's Fee: the Administrator Fee, the Gold Custodian Fee, the Cash Custodian Fee, the Transfer Agent Fee, the Representative Fee, the Trustee Fee, the Partnership Representative Fee, the Fund's audit fees (including any fees and expenses associated with tax preparation) and up to $100,000 per year of the Fund's legal fees and expenses.

The Fund is responsible for certain other fees and expenses that are not contractually assumed by the Sponsor, including but not limited to fees and expenses associated with the Fund's monthly rebalancing between gold and cash, commissions and/or exchange fees associated with the buying and selling of gold and fees and expense reimbursements due to the Marketing Agent taxes and governmental charges, the Fund's regulatory fees and expenses (including any filing, application or license fees), printing and mailing costs, costs of maintaining the Fund's website, fees and expenses of redemptions, indemnification obligations of the Fund and extraordinary expenses incurred by the Sponsor or any service provider on behalf of the Fund.

### Who calculates the Index and where can its values be located?

The Index was created by Wilshire Phoenix Funds LLC (the "Sponsor") but is independently calculated and maintained by Solactive AG (the "Index Calculation Agent"). The Index values are disseminated by the Index Calculation Agent and published by various market data vendors, including Bloomberg (ticker: WGIX Index) and Refinitiv (RIC .WGIX).

Additionally, current information about the Index is available on WGLD's fund page by clicking here or by copying and pasting the following into your browser:

https://www.wshares.com/our-funds/wshares-enhanced-gold-trust/

### What is the physical gold weighting of the Fund?

The current and historical physical gold weightings are available on the WGLD's fund page by clicking here or by copying and pasting the following into your browser:

https://www.wshares.com/our-funds/wshares-enhanced-gold-trust/

### How does the Fund value its physical gold holdings?

The Fund's physical gold holdings are based on the values from auctions conducted by ICE Benchmark Administration ("IBA") for the London Bullion Market Association ("LBMA"). Like most other gold ETFs, the Fund values its gold holdings based on the LBMA London 3:00 pm Fixing (the "LBMA PM Price"). The LBMA PM Price utilized by WGLD is quoted in U.S. dollars.

### Is the inventory of physical gold bars held by the Fund available?

The complete inventory of physical gold bars held by the Fund is available on WGLD's fund page (see 'Bar List') by clicking here or by copying and pasting the following to your browser:

https://www.wshares.com/our-funds/wshares-enhanced-gold-trust/

### Who holds WGLD's physical gold?

J.P. Morgan is the Gold Custodian on behalf of the Fund and holds the physical gold.

### Where could WGLD fit in an overall portfolio?

We believe WGLD may be utilized in a variety of ways within an investment portfolio. Here are potential applications:

- As an allocation to a core broad U.S. equity portfolio which could potentially provide diversification benefits
- As an allocation to any investment portfolio to potentially provide a hedge against rising interest rates and inflation

**Any other questions? Please don't hesitate to reach out to us at 917.671.9097 or by email at WGLD@wShares.com.**

**Important Disclosures**

**This material must be preceded or accompanied by a prospectus. Please read the prospectus https://bit.ly/wSharesWGLD carefully before investing.**

The shares of the Fund (the "Shares") may trade at, above (a premium), or below (a discount) the net asset value ("NAV") per Share and are not individually redeemed from the Fund. The NAV per Share will fluctuate with changes in the market value of the physical gold ("Physical Gold") owned by the Fund. The price of gold is volatile and historical fluctuations in gold prices are not a reliable indicator of future gold price movements. Since the Index seeks to reduce the risk-profile typically associated with the purchase of gold while maintaining the correlative benefits of gold versus the equity markets, neither the Index nor the Fund is designed to precisely correlate with the actual performance of gold. Therefore, an investor in Shares may not be able to achieve a return that precisely correlates with the return an investor may achieve by investing directly in gold.

There is no guarantee that the high trading price of gold will be sustained. The Share price reported under "WGLD" is not the same as the intraday indicative NAV ("INAV"); the INAV may vary significantly from the Share price, particularly during times of volatility of gold prices. The Index level calculated and published by approximately 7:00 pm (New York City time) under "WGIX" is not the same as the intraday indicative value for the Index ("IIV"); the IIV may vary significantly from the Index level, particularly during times of volatility in gold prices.

An investment in the Shares may be adversely affected by competition from other methods of investing in commodities, and the availability of other gold products.

The Fund may terminate and liquidate at a time that is disadvantageous to Shareholders. The Share price will fluctuate with changes in NAV per Share as well as market supply and demand. The amount of discount or premium in the Share price relative to NAV per Share may be affected by non-concurrent trading hours between NYSE Arca, Inc. (the "Exchange") and major gold markets. While the Shares will trade on the Exchange until 4:00 pm (New York City time), liquidity in the market for Physical Gold may be reduced after the close of major world gold markets including London and other locations. Depending on the price at which an investor purchased its Shares and whether the Shares trade at a discount or a premium to NAV may affect the investor's gain or loss on its investment in the Fund when Shares are sold. Investment return and principal value of an investment will fluctuate so that an investor's Shares, when sold or redeemed, may be worth more or less than the original cost. Purchases or sales of Shares may be subject to brokerage commissions, which will reduce returns.

Fluctuations in the price of Physical Gold could materially and adversely affect an investment in the Shares because the value of the Shares relates directly to the value of the Physical Gold held by the Fund. There can be no assurance that the Fund will achieve its investment objective. An investment in the Fund carries with it the inherent risks associated with investments related to Physical Gold. There can be no assurance that the Fund will achieve profits or avoid losses, significant or otherwise. The performance of the Fund may not track the Index during particular

periods or over the long term. Disruptions in the ability to create or redeem creation units may adversely affect investors. Certain potential conflicts of interest exist between the Sponsor, its affiliates and the Fund's shareholders. Shareholders will be subject to taxation on their allocable share of the Fund's taxable income, whether or not they receive cash distributions. Shareholders will receive partner information tax returns on Schedule K-1, which could increase the complexity of tax returns.

Foreside Fund Services, LLC is the marketing agent of the Fund.

While the Sponsor developed the methodology of the Index, the Index Calculation Agent is responsible for the day-today implementation of the Index methodology and calculation of the Index. The ability of the Fund to exercise remedies against the Index Calculation Agent may be limited.

The Fund is not an investment company regulated under the Investment Company Act of 1940, nor is it a commodity pool as defined in the Commodity Exchange Act, and thus is not afforded the regulatory protections applicable to such entities.

Index Disclaimers

The Fund is not sponsored, promoted, sold or supported in any other manner by the Index Calculation Agent nor does the Index Calculation Agent offer any express or implicit guarantee or assurance either with regard to the results of using the Index and/or Index trademark or the current level of the Index at any time or in any other respect.

The Index is calculated and published by the Index Calculation Agent. The Index Calculation Agent uses its best efforts to ensure that the Index is calculated correctly. Irrespective of its obligations towards the Fund, the Index Calculation Agent has no obligation to point out errors in the Index to third parties including but not limited to investors and/or financial intermediaries of the Fund or the Shares. Neither publication of the Index by the Index Calculation Agent nor the licensing of the Index or Index trademark for the purpose of use in connection with the Fund constitutes a recommendation by the Index Calculation Agent to invest capital in the Fund nor does it in any way represent an assurance or opinion of the Index Calculation Agent with regard to any investment in the Fund.

The LBMA Gold Price PM, which is administered and published by ICE Benchmark Administration limited ("IBA"), serves as, or as part of, an input or underlying reference for the Shares. LBMA Gold Price PM is a trademark of precious metals prices limited, and is licensed to IBA as the administrator of the LBMA Gold Price PM. ICE Benchmark Administration is a trademark of IBA and/or its affiliates. LBMA Gold Price PM, and the trademarks LBMA Gold Price PM and ICE Benchmark Administration, are used by the Fund with permission under license by IBA. IBA and its affiliates make no claim, predication, warranty or representation whatsoever, express or implied, as to the results to be obtained from any use of the LBMA Gold Price PM, or the appropriateness or suitability of the LBMA Gold Price PM for any particular purpose to which it might be put, including with respect to the Shares. To the fullest extent permitted by applicable law, all implied terms, conditions and warranties, including, without limitation, as to quality, merchantability, fitness for purpose, title or non-infringement, in relation to the LBMA Gold Price PM, are hereby excluded and none of IBA or any of its affiliates will be liable in contract or tort (including negligence), for breach of statutory duty or nuisance, or under antitrust laws or otherwise, in respect of any inaccuracies, errors, omissions, delays, failures, cessations or changes (material or otherwise) in the LBMA Gold Price PM, or for any damage, expense or other loss (whether direct or indirect) you may suffer arising out of or in connection with the LBMA Gold Price PM or any reliance you may place upon it. LBMA Gold Price PM is a trademark of Precious Metals Prices Limited, is licensed to IBA as the administrator of the LBMA Gold Price PM, and is used by the Fund with permission under license by IBA. The Index (the "Licensee Index") was created by the Sponsor for the Fund, which has contracted with S&P Dow Jones Indices LLC ("SPDJI") to license the use of the S&P 500® Index in connection with the Licensee Index.

The S&P 500® Index is the property of SPDJI. S&P DJI, its affiliates and licensors shall have no liability for any errors or omissions in the S&P 500® Index, any data related thereto, the Licensee Index and any investment products

based thereon, and the Licensee Index and the any investment products based thereon are not sponsored, endorsed, sold or promoted by SPDJI, its affiliates or third party licensors.

None of SPDJI, its affiliates or third party licensors make any representation or warranty, express or implied, to the owners of the Fund or any member of the public regarding the advisability of investing in securities generally or in the Fund particularly or the ability of the S&P 500® Index to track general market performance. SPDJI's only relationship to Licensee with respect to the Licensee Index and Products is the licensing of the S&P 500® Index. SPDJI and its third party licensors are not responsible for and have not participated in the determination of the prices and amount of the Fund or the timing of the issuance or sale of the Fund or in the determination or calculation of the equation by which the Fund may convert into cash or other redemption mechanics. SPDJI, its affiliates and third-party licensors have no obligation or liability in connection with the administration, marketing or trading of the Fund. SPDJI is not an investment advisor. Inclusion of a security within the S&P 500® Index is not a recommendation by SPDJI to buy, sell, or hold such security, nor is it investment advice.

NONE OF SPDJI, ITS AFFILIATES, OR THIRD PARTY LICENSORS GUARANTEES THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® INDEX, THE LICENSEE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION WITH RESPECT THERETO, INCLUDING, ORAL, WRITTEN, OR ELECTRONIC COMMUNICATIONS. SPDJI, ITS AFFILIATES AND THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. SPDJI AND ITS THIRD PARTY LICENSORS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR LICENSEE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL SPDJI, ITS AFFILIATES OR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME, OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.

S&P® and S&P 500® are trademarks of Standard & Poor's Financial Services LLC.

Wilshire Phoenix®, A New Way to Invest, and wShares are trademarks of Wilshire Phoenix Funds LLC.
Wilshire Phoenix, LLC has filed a patent with the United States Patent and Trademark Office in connection with certain characteristics of the Index and related financial products, including the Shares offered by the Fund, and all rights related to the foregoing pending patent remain those of Wilshire Phoenix, LLC or its affiliates.